Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.

SUPPLEMENT NO. 14 DATED SEPTEMBER 20, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, as supplemented by Supplement No. 7 dated May 9, 2007, Supplement No. 8 dated May 25, 2007, Supplement No. 9 dated June 20, 2007, Supplement No. 10 dated July 17, 2007, Supplement No. 11 dated August 8, 2007, Supplement No. 12 dated August 17, 2007 and Supplement No. 13 dated September 12, 2007 relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 14 is to disclose:

•	the status of our initial public offering;

•	our recent acquisition of certain real property located at 2750 Monroe Boulevard in Valley Forge, Pennsylvania; and

•	our entry into a loan agreement with LaSalle Bank National Association to obtain a secured revolving credit facility.

Status of Our Initial Public Offering

As of September 14, 2007, we had received and accepted subscriptions in our offering for 14,999,261 shares of common stock, or approximately $149,813,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of 2750 Monroe Boulevard

On September 10, 2007, we, through our wholly-owned subsidiary, NNN Healthcare/Office REIT 2750 Monroe, LLC, acquired a fee simple interest in certain real property located at 2750 Monroe Boulevard in Valley Forge, Pennsylvania, from an unaffiliated third party, for a purchase price of $26,700,000, plus closing costs. We previously referred to this property as the Quest Diagnostics Office Building.

Financing and Fees

We financed the purchase price of 2750 Monroe Boulevard with borrowings under a secured revolving line of credit with LaSalle Bank National Association, or LaSalle, described below under “Entry into LaSalle Loan Agreement.” We paid an acquisition fee of $801,000, or 3.0% of the purchase price, to our advisor and its affiliate. A real estate sales commission of $339,000, or 1.3% of the sales price, was also paid by the seller to Grubb & Ellis.

Description of the Property

2750 Monroe Boulevard consists of a two-story office building and an accessory building for storage, located in Valley Forge, Pennsylvania, within the Valley Forge Corporate Center northwest of downtown Philadelphia, Pennsylvania. The building was originally built in 1985 and underwent $2 million renovations in 2001. 2750 Monroe Boulevard consists of a total of 109,000 square feet located on 10.52 acres of land.

2750 Monroe Boulevard is a single-tenant office property. Quest Diagnostics Incorporated, or Quest, has occupied 2750 Monroe Boulevard since January 2001, pursuant to a lease that expires in April 2011 and has one 5-year renewal option. Quest is one of the nation’s leading providers of diagnostic testing, with over 2,000 patient service centers where samples are collected, 30 primary laboratories and 150 rapid response laboratories throughout the United States, Mexico and the United Kingdom. Laboratory services provided by Quest include routine tests such as blood tests, cholesterol checks, drugs tests and prenatal tests. The rental rate per annum for Quest is approximately $2,623,000, or $24.00 per square foot.

Triple Net Properties Realty, Inc. will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of 2750 Monroe Boulevard as provided in our advisory agreement.

2750 Monroe Boulevard faces competition from other nearby office buildings that provide comparable services. Most of the office buildings with which 2750 Monroe Boulevard competes are located within five miles.

Management currently has plans to expend approximately $17,000 in repairs and maintenance and believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in 2750 Monroe Boulevard will be approximately $24.8 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. For 2006, 2750 Monroe Boulevard paid real estate taxes of approximately $204,000 at a rate of 2.56%.

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for 2750 Monroe Boulevard for the last five years.

		Average Effective Annual Rental
Year	Average Occupancy Rate	Rate per Square Foot

2002	100%	20.35
2003	100%	21.10
2004	100%	21.85
2005	100%	22.60
2006	100%	23.30

Entry into LaSalle Loan Agreement

Line of Credit

On September 10, 2007, we, through NNN Healthcare/Office REIT Holdings, L.P., or our operating partnership, entered into a loan agreement with LaSalle to obtain a secured revolving credit facility in an aggregate maximum principal amount of $50,000,000, or the LaSalle line of credit. The proceeds of loans made under the loan agreement may be used to finance the purchase of properties or, provided no event of default has occurred and is continuing, may be used for any other lawful purpose. In addition to loans, our operating partnership may obtain up to $10,000,000 of the credit available under the loan agreement in the form of letters of credit. The initial term of the loan agreement is three years which may be extended by one 12-month period subject to satisfaction of certain conditions, including payment of an extension fee equal to 0.20% of the principal balance of loans then outstanding. On September 10, 2007, we secured the LaSalle line of credit by executing a Commercial Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, or Deed of Trust, on our Triumph Hospital Northwest and Triumph Hospital Southwest properties, located in Houston and Sugarland, Texas, respectively, for the benefit of LaSalle.

The actual amount of credit available under the loan agreement is a function of certain loan to cost, loan to value and debt service coverage ratios contained in the loan agreement. The maximum principal amount of the loan agreement may be increased to $120,000,000 subject to the terms of the loan agreement and additional financial institutions may become lenders under the loan agreement.

At the option of our operating partnership, loans under the loan agreement bear interest at per annum rates equal to (a) LIBOR plus a margin ranging from 1.45% to 1.60%, depending on the ratio of outstanding amounts under the loan agreement to the value of the collateral securing the loan agreement, (b) the greater of LaSalle’s prime rate or the Federal Funds Rate plus 0.50%, or (c) a combination of these rates. Accrued interest under the loan agreement is payable monthly and at maturity. In addition to interest, our operating partnership is required to pay a fee on the unused portion of the lenders’ commitments under the loan agreement at a per annum rate equal to 0.20%, payable quarterly in arrears.

Our operating partnership’s obligations with respect to the loan agreement are guaranteed by us and by subsidiaries of our operating partnership that own properties that serve as collateral for the loan agreement.

The loan agreement contains various affirmative and negative covenants that are usual for facilities and transactions of this type, including limitations on the incurrence of debt by our operating partnership and its subsidiaries that own properties that serve as collateral for the loan agreement, limitations on the nature of our operating partnership’s business, and limitations on distributions by our operating partnership and its subsidiaries that own properties that serve as collateral for the loan agreement. The loan agreement also imposes the following financial covenants on us and our operating partnership, as applicable: (a) a minimum ratio of operating cash flow to interest expense, (b) a minimum ratio of operating cash flow to fixed charges, (c) a maximum ratio of liabilities to asset value, (d) a maximum distribution covenant and (e) a minimum net worth covenant. In addition, the loan agreement includes events of default that are usual for facilities and transactions of this type.

Use of Proceeds from LaSalle Line of Credit

Repayment of Note

On September 5, 2007, we entered into an unsecured loan with NNN Realty Advisors, Inc., our sponsor, as evidenced by an unsecured promissory note in the principal amount of $6,100,000. The unsecured promissory note provided for a maturity date of March 5, 2008. The $6,100,000 unsecured promissory note bore interest at a fixed rate of 6.86% per annum and required monthly interest-only payments for the term of the unsecured note. The unsecured promissory note provided for a default interest rate in an event of default equal to 8.86% per annum. On September 10, 2007, we borrowed $4,030,000 under our LaSalle line of credit and used proceeds net of closing costs of $3,615,000 and $1,090,000 from funds raised through our initial public offering to repay all outstanding principal and accrued interest on the unsecured promissory note.

Financing of Acquisition

On September 10, 2007, in connection with our purchase of 2750 Monroe Boulevard as described above, we borrowed $27,870,000 under our LaSalle line of credit. The LaSalle line of credit is further secured by an Open End Real Property Mortgage, Security Agreement, Assignment of Rents and Leases and Fixture Filing, or the mortgage loan agreement, on 2750 Monroe Boulevard. The mortgage loan agreement requires that NNN Healthcare/Office REIT 2750 Monroe, LLC maintain 2750 Monroe Boulevard in good condition and repair, receive prior written consent before encumbering the property, and remain a single asset entity, as well as other customary requirements.